Filed Pursuant to Rule 433
 Registration Statement No. 333-219800
 August 10, 2017

PRICING TERM SHEET

Dated August 10, 2017

THE PRICELINE GROUP INC.

The information in this pricing term sheet supplements The Priceline Group Inc.’s preliminary prospectus supplement, dated August 10, 2017 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	The Priceline Group Inc.

Notes:	$500,000,000 2.750% Senior Notes due 2023 (the “2023 Notes”). $500,000,000 3.550% Senior Notes due 2028 (the “2028 Notes” and collectively, the “Notes”).

Trade Date:	August 10, 2017.

Settlement Date:	August 15, 2017 (T+3).

Maturity Date:	March 15, 2023 for the 2023 Notes. March 15, 2028 for the 2028 Notes.

Initial Public Offering Price:	99.854% of principal amount for the 2023 Notes. 99.918% of principal amount for the 2028 Notes.

Yield to Maturity:	2023 Notes: 2.778%. 2028 Notes: 3.559%.

Benchmark Treasury:	2023 Notes: 1.875% UST due July 31, 2022. 2028 Notes: 2.375% UST due May 15, 2027.

Benchmark Treasury Price / Yield:	2023 Notes: 100-14 ¾ /1.778%. 2028 Notes: 101-14 ¼ /2.209%.

Spread to Benchmark Treasury:	2023 Notes: +100 basis points. 2028 Notes: +135 basis points.

Gross Proceeds:	2023 Notes: $499,270,000. 2028 Notes: $499,590,000.

Net Proceeds to Issuer (before expenses):	2023 Notes: $497,520,000. 2028 Notes: $497,340,000.

Interest Payment Dates:	March 15 and September 15.

First Interest Payment Date:	March 15, 2018.

Record Dates:	March 1 and September 1.

Format:	SEC Registered.

Optional Redemption:	2023 Notes: Redeemable in whole or in part prior to

February 15, 2023 (the “2023 Notes Par Call Date”), at the greater of: (1) 100% of the principal amount of the 2023 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2023 Notes to be redeemed that would be due if such 2023 Notes matured on the 2023 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on a semi-annual basis at the Adjusted Treasury Rate, plus 15 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Redeemable in whole or in part on or after the 2023 Notes Par Call Date at 100% of the principal amount of the 2023 Notes, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

2028 Notes: Redeemable in whole or in part prior to December 15, 2027 (the “2028 Notes Par Call Date”), at the greater of: (1) 100% of the principal amount of the 2028 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 Notes to be redeemed that would be due if such 2028 Notes matured on the 2028 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on a semi-annual basis at the Adjusted Treasury Rate, plus 20 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Redeemable in whole or in part on or after the 2028 Notes Par Call Date at 100% of the principal amount of the 2028 Notes, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

CUSIP Number:	2023 Notes: 741503 BB1 2028 Notes: 741503 BC9

ISIN Number:	2023 Notes: US741503BB15 2028 Notes: US741503BC97

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. Morgan Stanley & Co. LLC Standard Chartered Bank

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  A copy of the Preliminary Prospectus Supplement for the offering can be obtained by calling Goldman Sachs & Co. LLC, toll-free at 1-866-471-2526, J.P. Morgan Securities LLC, collect at 1-212-834-4533 or Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.

You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this final pricing term sheet in making an investment decision with respect to the Notes.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such jurisdiction.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.